UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 and 2005

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin
June 26, 2007

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Assets		
Investments		
Investment in Master Trust	$ 10,235,467	$ 9,937,030
Participant loans	37,089	20,270
	10,272,556	9,957,300
Receivables		
Employer contributions	445,679	233,259
Participant contributions	28,472	31,481
	474,151	264,740
Net assets available for benefits	$ 10,746,707	$ 10,222,040

See notes to financial statements.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2006
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	637,780
Other investment income		583,243
		1,221,023
Contributions		
Participants		825,716
Employer		445,679
		1,271,395
Total additions		2,492,418
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		1,987,579
Administrative expenses		5,924
Total deductions		1,993,503
Transfers from other Plans, net		25,752
Net increase		524,667
Net assets available for benefits, beginning of year		10,222,040
Net assets available for benefits, end of year	$	10,746,707

See notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more that once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings (losses) thereon is based on years of credited service. A participant is fully vested after five years of credited service.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2006 and 2005, plan assets of $3,148,727 and $3,204,693 have been allocated to the accounts of persons who are no longer active participants of the Plan , but who have not yet received distributions.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The investments in the Johnson Controls Common Stock Fund and the U.S. Equity Index Commingled Pool are stated at an estimated fair value accounted for on a unit value method computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2006 and 2005, the Plan held 15,029 units and 15,901 units of the Johnson Controls Common Stock Fund at unit values of $179.04 and $152.38, respectively and as of the same dates, 13,500 units and 14,658 units of the U.S. Equity Index Commingled Pool at unit values of $45.41 and $39.24, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST (continued)

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2006 and 2005.

At December 31, 2006 and 2005, forfeitures of $35,988 and $12,166, respectively related to the Plan, were in the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2006	December 31, 2005
Investments at fair value as determined by quoted market price:		
Fidelity Puritan Fund, 34,946 shares	$ 697,881	
Fidelity Growth & Income Fund, 26,312 and 19,793 shares, respectively	819,627	$ 680,883
Fidelity Overseas Fund, 12,552 shares	562,342	
Fidelity Low-Priced Stock Fund, 15,351 and 14,543 shares, respectively	668,385	593,956
Fidelity Freedom 2020 Fund, 40,718 shares		598,971
Fidelity Retirement Government Money Market, 515,016 shares		515,016
JP Morgan Mid Cap Value Fund, 21,972 shares	574,128	
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 15,029 and 15,901 units, respectively	2,690,762	2,423,046
Fidelity U.S. Equity Index Commingled Pool, 13,500 and 14,658 units, respectively	613,054	575,177
Investments at contract value:		
Fidelity Fixed Income Fund, 1,148,750 and 1,831,042 shares, respectively	1,148,750	1,831,042

NOTE 3 – INVESTMENTS (continued)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	166,777
Investments at estimated fair value:		
Common Stock Fund		383,451
Commingled Fund		87,552
		471,003
Net increase in fair value	$	637,780

NOTE 4 - TAX STATUS

The Plan was effective as of 2005 and the Company has not requested a determination letter, as the deadline to receive a determination letter under the Internal Revenue Service rules has not yet occurred. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8– TRANSFER OF ASSETS

As stated in Note 1, the Plan was adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. Certain participant balances totaling $8,439,914 were transferred on December 31, 2004, but effective January 1, 2005, from the Johnson Controls World Services Inc. Retirement Savings Plan (Plan #004, EIN #59-1575859) to the Plan. The Johnson Controls World Services Inc. Retirement Savings Plan was sold to IAP World Services, effective March 2005.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2006	December 31, 2005
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,210,415,548	$ 811,463,260
Investments at estimated fair value:		
Common Stock Fund	1,018,962,057	971,305,041
Commingled Pool	283,875,971	239,206,060
	1,302,838,028	1,210,511,101
Investments at contract value:		
Investment Contracts	388,740,779	292,337,073
Participant Loans	78,463,477	70,509,453
	467,204,256	362,846,526
Total Assets	$ 2,980,457,832	$ 2,384,820,887

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1279541
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	1,148,750 shares	$ 1,148,750
Puritan Fund	34,946 shares	697,881
Growth & Income Portfolio	26,312 shares	819,627
Overseas Fund	12,552 shares	562,342
Asset Manager Fund 20%	11,189 shares	141,540
Asset Manager Fund 50%	19,043 shares	306,784
Asset Manager Fund 70%	8,045 shares	130,736
Low-Priced Stock Fund	15,351 shares	668,385
Retirement Government Money Market Portfolio	507,427 shares	507,427
Short-Intermediate Government Fund	17,625 shares	167,090
Freedom Income	825 shares	9,519
Freedom 2010	519 shares	7,593
Freedom 2015	14,446 shares	176,240
Freedom 2025	573 shares	7,317
Freedom 2030	855 shares	13,701
Freedom 2035	448 shares	5,912
Freedom 2040	162 shares	1,534
U.S. Equity Index Commingled Pool	13,500 units	613,054
AIM Small Cap Growth Fund	1,624 shares	48,731
Artisan Mid Cap Growth Fund	9,249 shares	281,717
Vanguard Primecap Fund	7,041 shares	503,815
JP Morgan Mid Cap Value Fund	21,972 shares	574,128
Wells Fargo Small Company Value	9,543 shares	150,882
*Johnson Controls Common Stock Fund	15,029 units	2,690,762
Investments		10,235,467
*Participant Loans (1)		37,089
Total investments		$ 10,272,556

(1) There were 8 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 5.75% and 8.25%.

* Indicates party-in-interest.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 13, 2007, relating to the statement of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Johnson Controls Federal Systems, Inc. Retirement Savings Plan.

Bleeman & Williams Ltd.

Milwaukee, Wisconsin
June 26, 2007

END